

February 24, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Homes, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 37**
> **Filed February 14, 2023**
> **File No. 024-11325**

Dear Ryan Frazier:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A POS filed February 14, 2023

Unaudited Pro Forma Combined Financial Statements, page F-2

1. We note that historical financial information included in your unaudited combined pro forma balance sheet as of June 30, 2022 and your unaudited combined pro forma statement of operations for the six months ended June 30, 2022 is not consistent with how it is reported for each series owned in your respective financial statements included in your semi-annual Report on Form 1-SA/A as of and for the six months ended June 30, 2022. Please reconcile these discrepancies.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom, Esq.